UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-5263

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT SHARING AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Lubrizol Corporation

29400 Lakeland Boulevard

Wickliffe, Ohio 44092-2298

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and the Employee Benefits Administrative Committee of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Maloney + Novotny LLC

Cleveland, Ohio

June 25, 2010

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS:
Investments at fair value:
Lubrizol stock funds	$116,926,897	$75,408,858
Mutual funds	166,368,081	124,091,154
Common collective trust funds	349,005,021	279,172,910
Participant loans	13,465,840	12,037,726

Total investments	645,765,839	490,710,648

Contributions receivable	6,610,387	7,304,818

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	652,376,226	498,015,466

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(559,025)	9,524,046

NET ASSETS AVAILABLE FOR BENEFITS	$651,817,201	$507,539,512

The accompanying notes are an integral part of these financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2009	2008
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$145,809,344	$(180,352,650)
Dividend income—Lubrizol common shares	2,407,502	2,351,129
Interest and other dividend income	2,607,054	5,241,339
Other income	19,035	26,215

Total investment income (loss)	150,842,935	(172,733,967)

Contributions:
Participants	24,751,257	27,174,672
Employer	13,677,342	14,895,405

Total contributions	38,428,599	42,070,077

Total additions	189,271,534	(130,663,890)

DEDUCTIONS:
Distributions to participants	44,962,091	51,121,575
Redemption fees charged by funds	27,380	4,031
Other fees	4,374	—

Total deductions	44,993,845	51,125,606

INCREASE (DECREASE) IN NET ASSETS	144,277,689	(181,789,496)

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of the year	507,539,512	689,329,008

NET ASSETS AVAILABLE FOR BENEFITS—End of the year	$651,817,201	$507,539,512

The accompanying notes are an integral part of these financial statements.

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

The following brief description of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Lubrizol Corporation (the “Company”) established the Plan for the purpose of encouraging employee long-term, tax-deferred savings for retirement and employee ownership of common shares of the Company. The Plan also allows employees to share in the profits of the Company. The Plan is subject to the reporting and disclosure requirements, vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended.

Administration—The Plan is administered by the Employee Benefits Administrative Committee (the “Committee”), which is appointed by the Board of Directors of the Company. The Committee’s powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and time of benefit distributions and authorization of disbursements from the Plan.

The assets of the various funds are maintained and administered by the Plan’s Trustee, State Street Bank and Trust Company, and the Plan’s recordkeeper, ING (formerly CitiStreet). On July 1, 2008, CitiStreet became part of ING, a global financial services institution. This transaction did not have any effect on the administration of the Plan. The Plan document and trust agreement provide that the Trustee of the Plan shall hold, invest, reinvest, manage, and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

The Board of Directors of the Company appoints the Retirement and Savings Plans Investment Committee, whose duties include a review of the Plan’s investment policy, procedures and performance.

Participation and Contributions—All regular employees of the Company and participating subsidiaries are eligible for participation on the first day of covered employment.

The combined before-tax (“CODA”), after-tax Roth 401(k) (“Roth”) and after-tax (“Supplemental”) contributions are limited to 75% of eligible compensation for both highly and non-highly compensated employees. The Company makes matching contributions (“Company Matching”) of 50% of an employee’s combined CODA, Roth and Supplemental contributions up to 6% of the employee’s eligible compensation. The maximum eligible compensation set by the Internal Revenue Service for purposes of allocating Plan contributions was $245,000 for 2009 and $230,000 for 2008.

CODA and Company Matching contributions are excluded from the participants’ taxable income until such amounts are received by them as a distribution from the Plan. Roth and Supplemental contributions are made on an after-tax basis and are therefore included in the participants’ taxable income in the period of contribution.

Roth 401(k) and Roth Catch-Up options were added to the Plan effective January 1, 2008. Employees who turned at least age 50 during 2009 or 2008 were eligible to elect to make an additional before-tax or Roth Catch-up contribution of up to $5,500 and $5,000 in 2009 and 2008, respectively, if they met one of the following conditions:

a.	Elected to make before-tax and Roth 401(k) contributions of 75% of eligible compensation; or

b.	Contributed at least $16,500 for the Plan year.

The Company also contributes a portion of its adjusted consolidated net income, as defined in the Plan document, to the Plan (“Profit Sharing”). Profit Sharing contributions are determined by the Board of Directors of the Company and are allocated to each participant’s profit sharing account based upon the year-end compensation of the employee, as defined in the Plan document.

In addition to the above contributions, the Plan provides for rollover contributions (described in Sections 402, 403 and 408 of the Internal Revenue Code) and transferred contributions from certain other tax-qualified plans by or on behalf of an employee in accordance with procedures established by the Company, except that the Plan does not accept Roth rollover contributions.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, allocations of the Company Matching and Profit Sharing contributions, income from investments, gains or losses on sales of investments, appreciation or depreciation in the market value of investments and expenses, if any. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment of Contributions—Participants elect investment of their CODA, Roth and Supplemental contributions in one or more of the Plan’s investment funds, excluding the Profit Sharing Lubrizol Stock Fund and the Participant Loan Fund, in 1% increments. All participants, regardless of age or vested ownership percentage, are able to direct the investment of the Company Matching contributions made to their account into any of the 401(k) investment funds. A participant may elect to change his or her investment elections as to future contributions and may also elect to reallocate once daily a portion or all of past CODA, Roth, Supplemental, Company Matching, Catch-up, Roth Catch-up and Profit Sharing contributions among the available investment funds in increments of 1% of the total amount to be reallocated.

If an employee does not make an investment election, any CODA, Roth, Supplemental, Company Matching, Catch-up, Roth Catch-up and Profit Sharing contributions will be deposited in the target retirement fund with the date that most closely matches a retirement age of 65, which meets the Department of Labor’s definition as a “qualified default investment alternative.”

Vesting and Distributions—Active participants vest in Company Matching contributions and their beneficial interest in Profit Sharing contributions at a rate of 33  1/3 % for each full year of eligible service and become 100% vested after three years. If an active employees’ participation in the Plan ends due to retirement at or after age 55, total and permanent disability or death, the participant or his beneficiary will also become 100% vested.

Participants may request voluntary withdrawals of their Supplemental contributions and may also apply for hardship withdrawals from their CODA and Roth contributions, subject to adherence to Internal Revenue Service regulations as determined by the Plan’s recordkeeper, or request an in-service distribution upon attainment of age 59- 1/2. Participants taking a hardship withdrawal must elect the dividend payment option. Active participants upon attainment of age 55 may request an in-service distribution of Company Matching contributions.

When a participant’s employment terminates, his or her vested account balances may be distributed in a single lump sum. Participants may also elect installment distribution payments or partial withdrawals of their vested account balance. Amounts distributed from the 401(k) Lubrizol Stock Fund and the Profit Sharing Lubrizol Stock Fund may be paid in the form of common shares of the Company or their cash equivalent at the election of the participants or their beneficiaries.

Employees with investments in the 401(k) Lubrizol Stock Fund or the Profit Sharing Lubrizol Stock Fund may elect to have the dividends reinvested in Lubrizol common shares or paid in cash. Participants must make the election to receive cash prior to the ex-dividend date for the calendar quarter in which the dividend will be paid.

Participant Loans—The Plan allows participants to borrow up to the lesser of 50% of the value of their CODA, Roth, Rollover and vested Company Matching contribution accounts or 100% of the value of their CODA, Roth and Rollover accounts, not to exceed $50,000. Each participant is restricted to three outstanding loans at a time, and the minimum loan is $1,000.

Participant loans accrue interest at a rate fixed at the time of the borrowings. Loan repayments are made through payroll deductions and are credited to the participant’s account. The repayment period may not be more than five years except for loans issued to purchase a principal residence, which may be repaid within fifteen years.

Forfeited Accounts—Forfeited nonvested accounts are used to reduce future Company contributions. In 2009 and 2008, Company contributions were reduced by $117,980 and $150,000, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—Each fund of the Plan is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments—Investments are reported in the Statement of Net Assets Available for Benefits at fair value except for guaranteed investment contracts (GICs) included in the Stable Value Fund. GICs are stated at contract value, which is equivalent to cost plus reinvested interest. Employee loans are stated at amortized cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on a cash basis. Dividends are recorded on the ex-dividend date.

The value of all funds and the interests of participants under each fund are calculated on a daily basis based on the best information available, which may include estimated values.

Expenses—No fees are charged to participants for Plan administrative and operating expenses. Plan administrative and operating expenses are either paid directly by the Company or are offset with revenue sharing payments received by the Plan Trustee and recordkeeper from investment fund managers. Revenue sharing payments are made from the total expense charges paid by participants investing in the funds offered under the Plan. The Company monitors the payments received by the Plan service providers to ensure that they are used properly for qualifying plan administrative and operating expenses. The Company reserves the right to initiate charges to participants for Plan administrative and operating costs in the future.

To discourage short-term trading and help protect the long-term value of the 401(k) Lubrizol Stock Fund, a redemption fee was added to the fund effective October 31, 2008. The redemption fee is equal to 2% of money transferred out of the fund less than 30 days following a transfer of money into the fund. Redemption fees imposed by the PIMCO Total Return Fund, the Fidelity Advisors Diversified International Fund and the 401(k) Lubrizol Stock Fund are paid by the affected participants.

Payment of Benefits—Benefits are recorded when paid.

Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	DESCRIPTION OF THE INVESTMENT FUNDS

The Plan offers various investment alternatives, maintains separate 401(k) and profit sharing accounts for each participant and invests contributions and earnings, as required by the Plan or as directed by each participant, in one or more of the following funds:

Profit Sharing Funds:

The Profit Sharing Lubrizol Stock Fund assets are invested in common shares of the Company and temporary investments in the Trustee’s State Street Government Short Term Fund. This fund holds pre-1983 contributions that individuals have chosen to leave in Lubrizol common shares in the Profit Sharing Lubrizol Stock Fund. No contributions are made to this fund. Participants in the Profit Sharing Lubrizol Stock Fund have a one-way option to transfer all or any part of their beneficial interest to any of the 401(k) funds in the Plan.

401(k) Funds:

The Stable Value Fund is managed by DB Advisors and invests in stable value investment contracts, issued by banks, insurance companies and other financial institutions and a diversified portfolio of fixed income instruments including U.S. Government and agency securities, mortgage-backed securities, asset-backed securities, corporate bonds, interest rate futures and options.

The Core Fixed Income Fund invests in an actively managed collective trust fund, the PIMCO Total Return Fund, which invests in fixed income instruments including U.S. Government and corporate bond securities, mortgage and asset-backed securities, U.S. dollar and non-U.S. dollar denominated securities of non-U.S. issuers.

The Target Retirement Income Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 25% equities and 75% fixed income. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk for a retired participant or a participant who anticipates retiring in the near-term.

The Target Retirement 2010 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 40% equities and 60% fixed income. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2010.

The Target Retirement 2020 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 65% equities and 35% fixed income. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2020.

The Target Retirement 2030 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 80% equities and 20% fixed income. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2030.

The Target Retirement 2040 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 90% equities and 10% fixed income. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2040.

The Target Retirement 2050 Fund (Effective October 31, 2008) is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a target asset allocation of 90% equities and 10% fixed income. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2050.

The Large Cap Equity Passive Core Fund invests in a collective trust fund, the SSgA S&P 500 Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the Standard & Poor’s 500 Index, futures contracts and other derivative securities designed to replicate the performance of the common stocks included in the Standard & Poor’s Composite Stock Price Index.

The Large Cap Equity Active Core Fund invests in a mutual fund, The Hartford Capital Appreciation Fund. Prior to October 31, 2008, investments were made in the Legg Mason Value Trust Fund. Both funds invest in a concentrated portfolio of common and preferred stocks and securities convertible into common stocks.

The Large Cap Equity Value Fund invests in a mutual fund, the MFS Value Fund, which invests in equity securities believed to be undervalued.

The Large Cap Equity Growth Fund invests in a mutual fund , the American Century Investments Ultra Fund, which invests in equity and equity-like securities that are growing at, or are expected to grow at an accelerated pace relative to other securities.

The Mid Cap Equity Value Fund invests in a mutual fund, the RS Value Fund, which invests in equity securities that are believed to be selling at attractive prices relative to their potential value.

The Mid Cap Equity Growth Fund invests in a mutual fund, the Munder Mid Cap Core Growth Fund. Prior to October 31, 2008, investments were made in the Evergreen Mid Cap Growth Fund. Both funds invest primarily in securities of companies that are believed to have above-average earnings growth potential.

The Small Cap Equity Value Fund invests in a mutual fund, the American Century Small Cap Value Institutional Fund. Prior to September 30, 2009, investments were made in the Wells Fargo Advantage Small Company Value Fund. Both funds invest primarily in a portfolio of common stocks of small capitalization companies that are believed to be undervalued versus their peer group and have the greatest potential for significant appreciation.

The Small Cap Equity Growth Fund invests in a mutual fund, the Kalmar Growth with Value Small Cap Fund, which invests primarily in a concentrated portfolio of common stocks of small market capitalization companies that while growing vigorously, are less followed by other investors and are inefficiently valued.

The International Equity Core Fund invests in a mutual fund, the Fidelity Advisors Diversified International Fund, which invests in a diversified portfolio of common stocks and other equity-like securities of companies based outside the United States.

The International Small Cap Equity Fund invests in a mutual fund, the Laudus Rosenberg International Small Cap Fund, which invests in a diversified portfolio of equity securities of smaller companies that are traded principally outside the United States.

The 401(k) Lubrizol Stock Fund consists of common shares of the Company and temporary investments in the State Street Government Short Term Fund.

The Participant Loan Fund consists of investments in loans to Plan participants in accordance with the Plan provisions.

4.	INVESTMENTS

The following table presents investment funds that represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2009	2008
DB Advisors, Stable Value Fund (at contract value), 7,288,014 and 7,226,080 units, respectively	$150,827,861	$145,040,622

Lubrizol Stock Funds:
Lubrizol Corporation Common Shares, 1,565,311 and 2,037,066 shares, respectively	114,189,437	74,128,832
State Street Government Short Term Fund	2,737,460	1,280,026

Total	116,926,897	75,408,858

State Street Global Advisors, SSgA S&P 500 Index Fund, 5,101,396 and 5,415,708 units, respectively	75,893,472	63,618,642

PIMCO, PIMCO Total Return Fund, 3,380,801 and 2,281,362 units, respectively	48,738,970	28,904,090

Fidelity Investments, Fidelity Advisors Diversified International Fund, 3,071,277 and 3,166,113 units, respectively	46,161,297	39,164,818

The Plan’s investments, including investments bought, sold and held during the year, appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2009	2008
Lubrizol common shares	$72,565,790	$(32,138,906)
Mutual funds	36,411,863	(100,238,186)
Common collective trust funds	36,831,691	(47,975,558)

Total	$145,809,344	$(180,352,650)

5.	INVESTMENT CONTRACTS WITH THIRD PARTIES

The Plan has an investment contract with DB Advisors through which both traditional and synthetic GICs are held in the Plan’s Stable Value Fund. Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. A separate account GIC is similar to a traditional GIC except investments are segregated in separate accounts maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically but will not have an interest rate of less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased but will not be less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract and the market yield, market value and average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together but will not be less than 0%.

Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan, may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event that would limit the Plan’s ability to transact at book or contract value is probable. All contracts are fully benefit-responsive.

The average yield of the fund during 2009 and 2008 based on actual earnings was 2.96% and 6.63%, respectively. The average yield of the fund during 2009 and 2008 based on the interest rate credited to participants was 3.11% and 3.99%, respectively.

The Statements of Net Assets Available for Benefits present the Plan’s investments at fair value as well as the adjustment of the Stable Value Fund investments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

6.	FAIR VALUE MEASUREMENTS

The Plan estimates the fair value of financial instruments using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three levels: level 1, defined as observable inputs such as quoted prices in active markets; level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets of the Plan measured at fair value:

•	Common shares of The Lubrizol Corporation (Symbol LZ): Valued at the closing price as reported on the New York Stock Exchange and classified within level 1 of the valuation hierarchy.

•	Mutual Funds: Valued at the net asset value (NAV) as reported on various stock exchanges and classified within level 1 of the valuation hierarchy.

•

Guaranteed Investment Contracts within the Stable Value Fund: The fair value for traditional GICs is valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The fair value for synthetic GICs is calculated by separately valuing the securities and wrap contract held by the fund. The securities within the synthetic GICs are valued based on their quoted market prices. The value of the wrap contract is valued by discounting the difference between current market level rates for wrap fees and the contracted rates being charged. Traditional and synthetic GICs are classified within level 3 of the valuation hierarchy.

•

Common Collective Trust Funds: Valued using the NAV provided by the administrator of the trust and classified within level 2 of the valuation hierarchy. The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.

•	Participant Loans: Valued at amortized cost, which approximates fair value, and classified within level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	December 31, 2009
Lubrizol stock funds	$116,926,897	$—	$—	$116,926,897
Mutual funds	166,368,081	—	—	166,368,081
Common collective trust funds:
Stable value fund	—	—	151,386,886	151,386,886
Other	—	197,618,135	—	197,618,135
Participant loans	—	—	13,465,840	13,465,840

Total	$283,294,978	$197,618,135	$164,852,726	$645,765,839

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

	Stable Value Fund	Participant Loans
Balance, beginning of year	$135,516,576	$12,037,726
Realized gains	3,114,777	—
Unrealized gains relating to instruments still held at the reporting date	1,445,613	—
Purchases, sales, issuances and settlements - net	11,309,920	1,428,114

Balance, end of year	$151,386,886	$13,465,840

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	December 31, 2008
Lubrizol stock funds	$75,408,858	$—	$—	$75,408,858
Mutual funds	124,091,154	—	—	124,091,154
Common collective trust funds:
Stable value fund	—	—	135,516,576	135,516,576
Other	—	143,656,334	—	143,656,334
Participant loans	—	—	12,037,726	12,037,726

Total	$199,500,012	$143,656,334	$147,554,302	$490,710,648

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Stable Value Fund	Participant Loans
Balance, beginning of year	$128,912,145	$12,906,836
Realized gains	2,882,950	—
Unrealized gains relating to instruments still held at the reporting date	3,020,429	—
Purchases, sales, issuances and settlements - net	701,052	(869,110)

Balance, end of year	$135,516,576	$12,037,726

7.	RISKS AND UNCERTAINTIES

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of common shares of the Company within the Profit Sharing Lubrizol Stock Fund and the 401(k) Lubrizol Stock Fund. During the years ended December 31, 2009 and 2008, 205,130 and 880,680 shares, respectively, of Lubrizol common shares at a cost of $9,130,583 and $42,854,061, respectively, were purchased within these funds. All purchased shares were acquired at the then current market value on the open market. In addition, during the years ended December 31, 2009 and 2008, the funds sold or distributed to participants 657,374 and 666,427 shares, respectively, of Lubrizol common shares and received proceeds of $41,594,999 and $36,052,465, respectively.

Certain Plan investments are managed by State Street Bank and Trust Company or its affiliates. State Street Bank and Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

9.	TAX EXEMPT STATUS

The Plan obtained its latest determination letter dated April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of Section 401 of the Internal Revenue Code. The Plan has been amended and restated since receiving this determination letter. However, the Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.	PLAN TERMINATION

The Plan was adopted with the expectation that it will continue indefinitely. The Board of Directors of the Company may, however, terminate the Plan at any time. In addition, the Board of Directors of any subsidiary may withdraw such subsidiary from the Plan at any time. In the event of termination of the Plan, all participants immediately will become fully vested in the value of their account balances.

11.	SUBSEQUENT EVENTS

Effective February 26, 2010, the Profit Sharing Lubrizol Stock Fund merged into the 401(k) Lubrizol Stock Fund to simplify the administration of Company share investments in the Plan.

Effective February 26, 2010, the PIMCO Total Return Mutual Fund replaced the collective trust PIMCO Total Return Fund.

Effective March 1, 2010, participants are required to pay a $50 non-refundable fee for all new loan applications.

Effective April 1, 2010, ING National Trust replaced State Street Bank and Trust Company as the Plan’s Trustee.

Laudus Rosenberg announced that they will be closing the Laudus Rosenberg International Small Cap Fund and all assets will be liquidated. As a result, The Lubrizol Corporation Retirement and Savings Plans Investment Committee selected the Templeton Institutional Foreign Smaller Companies Fund to replace the Laudus Rosenberg Institutional Small Cap Fund effective June 30, 2010.

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 34-0367600—PLAN NO. 003

DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Profit Sharing Lubrizol Stock Fund:
*	The Lubrizol Corporation	Common Stock - 149,559 Shares	8,049,693	10,910,329
*	State Street Bank & Trust Company	State Street Government Short Term Fund	82,466	82,466

	Total		8,132,159	10,992,795

	DB Advisors	Stable Value Fund - 7,288,014 units	137,098,386	151,386,886
	PIMCO	PIMCO Total Return Fund - 3,380,801 units	42,161,323	48,738,970
*	State Street Global Advisors	SSgA Target Retirement Income Fund -549,952 units	5,851,662	6,274,531
*	State Street Global Advisors	SSgA Target Retirement 2010 Fund - 1,246,774 units	12,956,935	13,770,465
*	State Street Global Advisors	SSgA Target Retirement 2020 Fund - 2,456,490 units	24,983,847	26,446,887
*	State Street Global Advisors	SSgA Target Retirement 2030 Fund - 1,393,696 units	14,045,822	14,669,185
*	State Street Global Advisors	SSgA Target Retirement 2040 Fund - 942,578 units	9,518,735	9,959,587
*	State Street Global Advisors	SSgA Target Retirement 2050 Fund - 143,705 units	1,683,967	1,865,038
*	State Street Global Advisors	SSgA S&P 500 Index Fund - 5,101,396 units	71,014,287	75,893,472
	The Hartford	The Hartford Capital Appreciation Fund - 619,095 units	17,681,156	22,677,437
	MFS	MFS Value Fund - 919,949 units	21,057,624	19,107,336
	American Century	American Century Investments Ultra Fund - 421,183 units	9,973,692	8,200,432
	RS Investments	RS Value Fund - 877,873 units	20,238,505	18,128,078
	Munder	Munder Mid Cap Core Growth Fund - 778,687 units	14,108,138	17,660,613
	American Century	American Century Small Cap Value Institutional Fund - 1,868,233 units	13,088,926	13,712,828
	Kalmar Pooled Investment Trust	Kalmar Growth with Value Small Cap Fund - 528,479 units	7,419,006	6,442,158
	Fidelity Investments	Fidelity Advisors Diversified Intl. Fund - 3,071,277 units	60,764,043	46,161,297
	Laudus Funds	Laudus Rosenberg Intl. Small Cap Fund - 1,259,074 units	20,118,476	14,277,902

	401(k) Lubrizol Stock Fund:
*	The Lubrizol Corporation	Common Stock - 1,415,752 shares	72,301,480	103,279,108
*	State Street Bank & Trust Company	State Street Government Short Term Fund	2,654,994	2,654,994

	Total		74,956,474	105,934,102

*	Loans to Participants	Various participant loans with interest rates
		ranging from 4.00% to 10.50%	—	13,465,840

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$586,853,163	$645,765,839

*	Indicates a party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT SHARING AND SAVINGS PLAN

Date: June 25, 2010	By:	/s/ Leslie M. Reynolds
Leslie M. Reynolds
Chair, Employee Benefits Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm